FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2009
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 26, 2009 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 26, 2009

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Appointment of Additional Director

Pursuant to Clauses 30 and 49 of the Listing Agreement, we would like to inform you of the appointment of Mr V K Jairath, Independent Director as an Additional Director of the Company with effective from March 31, 2009. Attached hereto is the brief profile of Mr V K Jairath.

Mr V K Jairath holds Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both, from the Punjab University, Masters in Economics from the University of Manchester, U K and joined Indian Administrative Service in 1982. Mr Jairath served as the Principal Secretary (Industries), Government of Maharashtra before he took voluntary retirement from Government Services on March 31, 2008. He is presently providing Consultancy and Advisory Services on Legal, Financial and Regulatory issues related to Infrastructure Development and Industrial Investment to a US based fund and some European Manufacturing Companies. Mr Jairath has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental Management and a touch of the private sector occupying various important positions in the Government of India and the State Government of Maharashtra. He has held various positions as the Managing Director of SICOM, Secretary to the Governor of Maharashtra, Municipal Commissioner of Kolhapur, Collector of Wardha, besides being an Independent Director on the Boards of Public Sector Companies and Banks. He is currently on the Boards of Maharashtra Airport Development Company and Avantha Power and Infrastructure Limited.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. It also has a strategic alliance with Fiat. With over 4 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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